FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending October 21, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 21, 2004                                   By: VICTORIA LLEWELLYN
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                             Directors' Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


11 October 2004      The  Administrators  of the  SmithKline  Beecham  Employee
                     Benefit Trust ("the Trust") notified the Company on the 20 October 2004 that 1,181 Ordinary shares had been purchased for participants in the SmithKline Beecham
                     Bonus Investment Plan at a price of (pound)12.07 per share.

                     The Trust also notified the Company on 20 October 2004 that 7,609 Ordinary shares had been purchased for participants in the GlaxoSmithKline Annual Investment Plan at a price of (pound)12.07 per share.


The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, John Coombe is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.



S M Bicknell
Company Secretary

21 October 2004